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                             February 1, 2022

       Daniel Shribman
       Chief Executive Officer and Chief Financial Officer
       B. Riley Principal 150 Merger Corp.
       299 Park Avenue, 21st Floor
       New York, New York 10171

                                                        Re: B. Riley Principal
150 Merger Corp.
                                                            Registration
Statement on Form S-4
                                                            Filed January 7,
2022
                                                            File No. 333-262047

       Dear Mr. Shribman:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 7, 2021 letter.

       Registration Statement on Form S-4 filed January 7, 2022

       Q: What happens if a substantial number of the Public Stockholders vote in favor . . ., page 15

   1. We note your response to comment 3, including your table on page 15 showing that the
                                                        "trust value per share"
for each redemption scenario would be $10.00. This disclosure is not completely
responsive to our comment. Please amend your disclosure to show the potential impact of
redemptions on the per share value of the shares owned by non-
                                                        redeeming shareholders
at each redemption level, taking into account not only the money in the trust account,
but the post-transaction equity value of the combined company. Your disclosure should show
the impact of certain equity issuances on the per share value of the shares, including the
exercises of public and private warrants, and the issuance of any earn-out shares
under each redemption scenario.
 Daniel Shribman
B. Riley Principal 150 Merger Corp.
February 1, 2022
Page 2
Q: May our Sponsor and our officers and directors purchase Public Shares . . . , page 21

2. We note your response to our prior comment 4 and reissue our comment. Please provide your analysis as to how repurchases made by or on behalf of the Sponsor, FaZe and/or their affiliates would comply with Rule 14e-5, given the definition of "covered person"
         provided in Rule 14e-5(c)(3)(i). Alternatively, please revise your disclosure to clarify that there will be no repurchases made by or on behalf of the Sponsor, FaZe or their affiliates.
Risk Factors
"We rely on certain assumptions and estimates . . .", page 59

3. We note your amended disclosure in response to comment 40 that you are a "leading digital content platform with social media reach (see our key performance indicator, 'Total
         Reach') of over 350 million as of September 30, 2021." We also note your disclosure in
         "Total Reach" on page 197 that "our calculation of Total Reach may include the same individual subscriber multiple times if an individual subscribes to FaZe on multiple platforms, our Total Reach metric may inflate our actual reach." Please enhance your risk factor disclosure to highlight and describe specific metrics that may be inaccurate, including Total Reach, and the specific consequences to your business of these potential inaccuracies.
Background to the Business Combination, page 117

4. We note your amended disclosure that "[o]n October 13, 2021, White & Case held a call with FaZe to discuss employment compensation and benefits matters. The focus of this call was to better understand FaZe's workforce and FaZe's process for classification of certain service providers as independent contractors, including the nature of work performed by such independent contractors. FaZe provided details regarding the breakdown of its workforce and its process for classifying independent contractors."
         Please amend your risk factor disclosure to discuss the risks, if any, related to FaZe's classification of certain entities as "independent contractors." In your risk factor disclosure, please discuss any current or evolving laws or regulations related to this classification that are applicable to FaZe's business.
5.     We note your amended disclosure that "[o]n September 9, 2021, the
PowerPoint
       presentation was stylistically revised by FaZe to . . . provide revised detail on certain assumptions underlying the projections, changing the description around the assumption that FaZe will consummate an acquisition or partnership in China in 2022 to an international acquisition or partnership in 2022, and changing the description around the
FirstName LastNameDaniel Shribman
       consumer acquisitions assumption to note that the acquisitions are to be identified in the
Comapany    NameB.
       future."      Riley
                Please     Principal
                       amend         150 Merger
                               your disclosure  to Corp.
                                                   clearly disclose why FaZe
revised certain
       assumptions
February             underlying
          1, 2022 Page  2       the projections.
FirstName LastName
 Daniel Shribman
FirstName  LastNameDaniel  Shribman
B. Riley Principal 150 Merger Corp.
Comapany1,NameB.
February    2022 Riley Principal 150 Merger Corp.
February
Page 3 1, 2022 Page 3
FirstName LastName
The BRPM Board's Reasons for the Approval of the Business Combination Comparable Companies Analysis, page 125

6. We note your response to comment 26, and your amended disclosure on page 125. Please amend your disclosure to provide footnote or narrative disclosure to your table that briefly defines the metrics presented in the table. Please also amend your disclosure to clarify why the metrics presented were useful in evaluating the companies listed.
Notes to Unaudited Pro Forma Condensed Combined Financial Information
3. Adjustments to Unaudited Pro Forma Condensed Combined Financial Information Transaction Accounting Adjustments to Unaudited Pro Forma Condensed Balance Sheet, page
167

7. Refer to footnote (F) - We have reviewed the revisions to footnote (F) but are still unclear as to how the adjustments to additional paid-in-capital and accumulated deficit for the conversion of the FaZe notes were determined. Please revise to explain in further detail how these components of the adjustment were determined including the number of shares to be issued on conversion and the fair values of the shares issued. Transaction Accounting Adjustments to Unaudited Pro Forma Condensed Combined Statements of Operations, page 169

8. Refer to footnote (II) - Please revise this footnote to disclose the number of FaZe shares and the related fair value of the consideration issued to extinguish the FaZe notes. Also, please disclose the intrinsic value of the FaZe common stock and the conversion ratio of the FaZe notes at the commitment date.
Management's Discussion and Analysis of Financial Condition and Results of Operations of
FaZe
COVID Impact, page 195

9. We reissue our prior comment 44 in part. Please clarify whether you believe your sponsorship deals with DraftKings, McDonalds and General Mills and your ability to drive engagement were directly related to the uptick in video game usage and content creation due to COVID-19.
Key Components of Sales and Expenses
Revenue, page 202

10. We note your revised disclosure in response to our prior comment 49 and reissue our comment in part. Please describe how you generate revenue from advertising in connection with your Esports events, and the typical revenue percentage or a range of revenue percentages you receive from your participation in closed Esports leagues.
 Daniel Shribman
FirstName  LastNameDaniel  Shribman
B. Riley Principal 150 Merger Corp.
Comapany1,NameB.
February    2022 Riley Principal 150 Merger Corp.
February
Page 4 1, 2022 Page 4
FirstName LastName
Results of Operations, page 204

11. Throughout your discussion of FaZe's results of operations, where you discuss multiple factors contributing to changes in line items, please quantify the contribution of each factor. For example, you disclose on page 205 that "[t]he increase in Esports costs of $2.9 million was due primarily to increases in the sale of digital goods, player salaries, prize money costs provided to talent members and costs from player transfers." Quantify the contribution of each of the factors discussed. Make conforming changes throughout your
         Results of Operations discussion, as applicable.
Certain Relationships and Related Party Transactions
FaZe
Cox Investment Holdings, page 244

12. We note your revised disclosure in response to our prior comment 53. In an appropriate place in your filing, please discuss any resulting dilution to shareholders of New FaZe as a result of the conversion of the Cox Notes.
Material U.S. Federal Income Tax Considerations, page 248

13. We reissue our prior comment 54. Please revise your disclosure to discuss the tax consequences of the Business Combination as a whole and file an opinion, as needed. In this regard, we note that the transaction you are registering involves the exchange of FaZe shares for shares of New FaZe common stock. Refer to Item 4(a)(6) of Form S-4, which requires a summary of "the federal income tax consequences of the transaction" as a whole.
FaZe Clan Inc. Financial Statements
Notes to Consolidated Financial Statements
2. Summary of Significant Accounting Policies
Revenue Recognition and Contract Balances, page F-40

14. We note your response to comment 56. Please revise to clearly identify the nature of the performance obligations specified in your contracts with multi-channel networks (MCNs)
         and explain how that interacts with your performance obligation with Google AdSense, which you state is the customer for all these contracts, including the arrangements with the
         MCNs. Refer to ASC 606-10-50-12.
General

15. We note that you removed references to customer "loyalty" in response to our prior comment 40 because you noted that loyalty is not a metric that FaZe tracks internally or otherwise. Please make conforming revisions where you reference FaZe's brand loyalty elsewhere in your filing.
 Daniel Shribman
B. Riley Principal 150 Merger Corp.
February 1, 2022
Page 5
16. We note you responses to our prior comments 12 and 42. Please tells us the percentage of revenue generated by your agreements with FaZe Rug and G Fuel, respectively, for the nine months ended September 30, 2021, or the most recent financial period in your filing.
        You may contact Nasreen Mohammed at 202-551-3773 or Linda Cvrkel at 202-551-3813
if you have questions regarding comments on the financial statements and related matters. Please contact Taylor Beech at 202-551-4515 or Katherine Bagley at 202-551-2545
with any other questions.



                                                          Sincerely,
FirstName LastNameDaniel Shribman
                                                          Division of
Corporation Finance
Comapany NameB. Riley Principal 150 Merger Corp.
                                                          Office of Trade &
Services
February 1, 2022 Page 5
cc:       Era Anagnosti, Esq.
FirstName LastName